As filed with the Securities and Exchange Commission on July 1, 2013
Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2012
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number: 001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan
Nokia Inc.
200 S. Mathilda Avenue
Sunnyvale, CA 94086

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

Nokia Retirement Savings and Investment Plan

Nokia Retirement Savings
and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Nokia Retirement Savings and Investment Plan
Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2012	3

Notes to Financial Statements	4 - 10

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012	12

Consent of Independent Registered Public Accounting Firm	13

Note:	Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Independent Auditor’s Report

To the Participants and Administrator of
Nokia Retirement Savings and Investment Plan:

We have audited the accompanying financial statements of Nokia Retirement Savings and Investment Plan (the “Plan”), which comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
June 28, 2013

Nokia Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value	$733,069,428	$547,813,082

Receivables
Employer contributions	778,450	512,476
Participant contributions	1,111,028	747,043
Participant loans	8,965,616	8,056,563

Total assets	743,924,522	557,129,164

Liabilities
Accrued expenses	128,056	160,120

Net assets available for benefits at fair value	743,796,466	556,969,044

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,902,340)	(1,621,750)

Net assets available for benefits	$741,894,126	$555,347,294

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Investment income
Net appreciation in fair value of investments	$60,919,600
Dividend and interest income	22,072,628

82,992,228

Contributions
Employer	30,758,788
Participant	41,290,336
Rollovers	3,196,697

75,245,821

Deductions
Benefits paid to participants	(103,784,007)
Administrative expenses and other	(367,721)

(104,151,728)

Net increase before transfer of assets	54,086,321

Transfers-In from plan merger with Nokia Locations and Commerce subsidiary	132,460,510

Net Increase	186,546,831

Net assets available for benefits
Beginning of year	$555,347,294

End of year	$741,894,125

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2012) (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia, Inc. (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

During 2012, the 401(k) Committee approved the assets of the Legacy NAVTEQ Savings and Investment Plan to be merged into the Plan.  Participant account balances of $132,460,510 were transferred into the Plan in January 2012, at which time 3,494 employees became eligible to participate in the Plan.

Eligibility
Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part time employees and cooperatives in the payroll system are not eligible to participate in the Plan.

Contributions
Participant contributions take the form of before-tax contributions and are deferred for federal income tax purposes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the Plan agreement.  The maximum contribution rate is 50% of eligible compensation of which up to $17,000 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for the 2012 plan year (the Plan Year)) may be made pre-tax.  All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions of up to $5,500 during the Plan Year.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan including Fidelity mutual funds, Nokia ADR shares, and common stocks and other mutual funds through a self-directed brokerage option.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.  Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the plan year ended December 31, 2012.

There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Participant and Company contributions are subject to certain IRS limitations.

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement.  Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The loans, maturing at various dates through 2042, are collateralized by the balance in the participant’s account.  The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 3.25 percent to 10.25 percent at December 31, 2012.  Principal and interest is repaid ratably through bi-monthly payroll deductions.  Participant loans are carried at unpaid principal plus accrued interest.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2012 and 2011, forfeited non-vested accounts totaled $1,667,011 and $1,519,493, respectively.  These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges.  In 2012, employer contributions were reduced by $3,020,404 and Plan administrative fees and certain investment charges of $375,583 were paid from forfeited non-vested accounts.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

-	Nokia ADR shares are paid out in cash or certificates as requested by the participant. Fractional shares are paid in cash.

-	A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

-	A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the Plan document.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued amended guidance on fair value measurement and related disclosures.  The new guidance clarifies the concepts applicable for fair value measurement and requires new disclosures, with a particular focus on Level 3 measurements.  This guidance was effective for the Plan as of December 31, 2012 and was applied retrospectively.  As the accounting standard primarily impacts disclosures on Level 3 investments, it did not have an impact on the Plan’s financial statements.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Plan Expenses
Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan.  All other operating expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of    the Plan’s investments and contributions receivable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Subsequent Events
Management evaluated subsequent events through the date the financial statements were issued.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

3.	Investments
Investments that represent 5% or more of the Plan’s net assets at the end of the year are as follows:

	2012		2011

Collective Investment Trust
Fidelity Managed Income Portfolio II Fund	68,586,952	*	66,747,833	*

Mutual Funds
Allianz NFJ Small Cap Value Fund	54,851,153	*	51,588,429	*
American Balanced Fund	50,285,844	*	32,751,489	*
American Euro Pacific Growth Fund	72,210,268	*	56,066,893	*
American Funds Growth Fund of America	44,815,845	*	29,979,680	*
PIMCO Total Return Fund	92,662,965	*	66,888,024	*
Vanguard Institutional Index Fund	95,430,459	*	66,294,560	*
Spartan Extended Market Index	37,341,731	*	18,236,484

* Indicates investments that represent 5% or more of the Plan’s net assets available for benefits.

The Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in fair value as follows:

Nokia ADR shares	$	(2,787,444)
Common stocks		3,062,727
Mutual funds		60,644,317
Net appreciation/(depreciation) in fair value of investments		$60,919,600

At December 31, 2012, approximately 3% of the Plan’s assets are invested in the Nokia ADR shares (4% at December 31, 2011).  The Plan owned 5,822,148 shares with a fair value of $3.95 per share at December 31, 2012 and 4,357,896 shares with a fair value of $4.82 per share at December 31, 2011.

4.	Fair Value
The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered investment companies

The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Common/collective trust (“CCT”)

The Fidelity Managed Income Portfolio II Fund (CCT) is composed of a fully benefit-responsive investment contract and classified as a Level 2 investment. The CCT is valued at NAV and primarily invested in fixed income securities. The underlying investments of a fully benefit-responsive investment contract are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities or utilizing a matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer-supplied prices. The CCT is not available in an exchange and active market, however, the fair value is determined based on the observable inputs of underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCT.

Common stocks

Nokia American Depository Shares (“Nokia ADR shares”) and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Mutual Funds:
Mid/Large Cap Fund	$353,746,228		$353,746,228
Fixed Income Fund	98,588,125		98,588,125
Small Cap Fund	86,099,108		86,099,108
International Fund	72,210,268		72,210,268
Nokia ADR Common Stock	22,997,485		22,997,485
Other	30,841,262		30,841,262
Common Collective Trust
Fixed income Fund		68,586,952	68,586,952
Total assets at fair value	$664,482,476	$68,586,952	$733,069,428

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Mutual Funds:
Mid/Large Cap Fund	$232,598,152		$232,598,152
Fixed Income Fund	69,745,731		69,745,731
Small Cap Fund	75,871,422		75,871,422
International Fund	56,066,893		56,066,893
Nokia Common Stock	21,005,059		21,005,059
Other	25,777,992		25,777,992
Common Collective Trust
Fixed income Fund		66,747,833	66,747,833
Total assets at fair value	$481,065,249	$66,747,833	$547,813,082

5.	Tax Status
The Internal Revenue Service has determined and informed the Company in a letter dated November 16, 2009 that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Related Party Transactions
The Plan purchased and sold approximately $1,565,510 and $101,258 in Nokia ADR shares, respectively, during 2012.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale.

The Plan is administered by Fidelity Investments Institutional Operations Company as the recordkeeper and Fidelity Management Trust Company as the trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund and the Spartan Extended Market Index Fund qualify as party-in-interest transactions.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$741,894,125	$555,347,294
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts	1,902,340	1,621,750

Net assets available for benefits per the Form 5500	$743,796,465	$556,969,044

The following is a reconciliation of the net increase in assets available for benefits as of December 31, 2012, per the financial statements to the Form 5500:

2012
Net Increase per the financial statements	$186,546,831
Add: Reversal of prior year adjustment from contract value to fair value	(1,621,750)
Add: Adjustment from contract value to fair value at December 31, 2012	1,902,340

Investment income per the Form 5500	$186,827,421

Supplemental Schedule

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	Allianz NFJ Small Cap Value Fund	Mutual fund		$54,851,153
	American Balanced Fund	Mutual fund		50,285,844
	American EuroPacific Growth Fund	Mutual fund		72,210,268
	American Funds Growth Fund of America	Mutual fund		44,815,845
*	Fidelity Managed Income Portfolio II	Collective investment trust		68,586,952
*	Nokia ADR Shares	ADR shares		22,997,485
*	Fidelity Participant Account Interest Bearing Cash	Mutual fund		1,037,701
	PIMCO Total Return Fund	Mutual fund		92,662,965
*	Spartan Extended Market Index Fund	Mutual fund		37,341,731
	Vanguard Institutional Index Fund	Mutual fund		95,430,459
	Vanguard Small Growth Institutional Index Fund	Mutual fund		31,247,956
	Vanguard Target Retirement 2010	Mutual fund		1,089,967
	Vanguard Target Retirement 2015	Mutual fund		4,967,719
	Vanguard Target Retirement 2020	Mutual fund		5,241,786
	Vanguard Target Retirement 2025	Mutual fund		17,500,652
	Vanguard Target Retirement 2030	Mutual fund		7,441,157
	Vanguard Target Retirement 2035	Mutual fund		26,721,572
	Vanguard Target Retirement 2040	Mutual fund		10,461,995
	Vanguard Target Retirement 2045	Mutual fund		14,528,927
	Vanguard Target Retirement 2050	Mutual fund		3,714,434
	Vanguard Target Retirement 2055	Mutual fund		636,196
	Vanguard Target Retirement Funds	Mutual fund		5,925,157
	Vanguard Windsor II Fund	Mutual fund		32,530,245
	BrokerageLink	Common stocks & mutual funds		30,841,262
	Subtotal			733,069,428
	Participant Loans	Interest rate varying between 3.25% and 10.25%, maturing at various dates through 2042		8,965,616
				$742,035,044
	* Party-in-interest ** Not applicable due to investments being participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: June 28, 2013	By:	/s/ Linda Fonteneaux
	Name:	Linda Fonteneaux
	Title:	Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23.1	Consent of PricewaterhouseCoopers LLP,
Independent Registered Public Accounting Firm.